                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

[X]          FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
                   AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES ACT OF 1934

                   For the fiscal year ended December 31, 1997

[ ]2 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transaction period from ____________ to __________


Commission file number: 000-22026

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  RENT-WAY, INC. 401(k) RETIREMENT SAVINGS PLAN

         B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

                                 RENT-WAY, INC.
                               3230 WEST LAKE ROAD
                            ERIE, PENNSYLVANIA 16505

                              REQUIRED INFORMATION




CONTENTS

                                                                                                       PAGES
                                                                                                       -----

Report of Independent Accountants.....................................................................    3

Financial Statements:
   Statement of Net Assets Available for Plan Benefits, With Fund Information
       at December 31, 1997...........................................................................    4
   Statement of Net Assets Available for Plan Benefits, With Fund Information
       at December 31, 1996...........................................................................    5
   Statement of Changes in Net Assets Available for Plan Benefits, With Fund
       Information for the year ended December 31, 1997...............................................    6
   Notes to Financial Statements...................................................................... 7-12

Supplemental Schedules:
   Item 27a - Schedule of Assets Held for Investment Purposes at December 31, 1997....................   13
   Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1997................   14





RENT-WAY, INC. 401(k) RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT ACCOUNTANTS

To the Employee Benefits Committee
and the Participants in the
401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Rent-Way, Inc. 401(k) Retirement Savings Plan (the "Plan") as of December 31, 1997 and 1996 and the statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cleveland, Ohio
July 14, 1998                                       PricewaterhouseCoopers LLP

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION for the year ended December 31, 1997


                                                        PUTNAM
                                               THE    CONVERTIBLE
                                  PUTNAM     GEORGE     INCOME-      THE PUTNAM
                                  MONEY      PUTNAM     GROWTH        GROWTH AND    PUTNAM NEW     PUTNAM
                                  MARKET     FUND OF     TRUST         INCOME      OPPORTUNITIES  VOYAGER II
                                   FUND       BOSTON     FUND           FUND            FUND        FUND
                                   ----       ------     ----           ----            ----        ----
 Investments:
     Investments, at fair value              $97,304   $45,815       $366,545       $ 384,368   $ 848,907
     Cash equivalents             $108,548
     Employer contributions
          receivable
     Participants
          contributions
          receivable                 1,531     1,468       767         11,024          19,707      13,262
     Participant notes
          receivable              --------   -------  --------       --------      ---------    ---------

         Total assets              110,079    98,772    46,582        377,569        404,075      862,169
                                  --------   -------  --------       --------      ---------    ---------

 Net assets available for plan
      benefits                    $110,079   $98,772  $ 46,582       $377,569      $ 404,075    $ 869,169
                                  ========   =======  ========       ========      =========    =========

                                      PUTNAM       PUTNAM
                                   INTERNATIONAL  HIGH YIELD      LOAN        RENT-WAY
                                   GROWTH FUND    TRUST FUND      FUND      STOCK FUND      TOTAL
                                   -----------    ----------      ----      ----------      -----
 Investments:
     Investments, at fair value    $  243,730       $ 34,058                $1,548,346   $3,569,073
     Cash equivalents                                                                      $108,548
     Employer contributions
          receivable                                                            26,839       26,839
     Participants
          contributions
          receivable                    6,641          1,945   $  2,713          9,955       69,013
     Participant notes                                          101,637                     101,637
          receivable              -----------      ---------   --------     ----------   ----------

         Total assets                 250,371         36,003    104,350      1,585,140    3,875,110
                                  -----------      ---------   --------     ----------   ----------

 Net assets available for plan
      benefits                     $  250,371       $ 36,003   $104,350     $1,585,140   $3,875,110
                                  ===========      =========   ========     ==========   ==========


The accompanying notes are an integral part of these financial statements.




RENT-WAY, INC. 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION for the year ended December 31, 1996

                                              VANGUARD     VANGUARD   VANGUARD      VANGUARD
                                 VANGUARD   INTERMEDIATE- WELLESLEY    ASSET       UTILITIES    VANGUARD      VANGUARD
                                  PRIME      TERM BOND     INCOME    ALLOCATION     INCOME      WINDSOR II  U.S. GROWTH
            ASSETS               PORTFOLIO   PORTFOLIO      FUND        FUND       PORTFOLIO      FUND       PORTFOLIO
                                 ---------   ---------      ----        ----       ---------      ----       ---------

 Investments:
    Investments, at fair value              $   2,345    $ 20,575      $78,300    $  33,798     $168,194     $  99,804
    Cash equivalents             $ 72,574
    Employer contributions
         receivable
    Participant notes
         receivable
                                 ---------  ---------    --------     --------    ---------     --------     ---------

         Total assets              72,574       2,345      20,575       78,300       33,798      168,194        99,804
                                 ---------  ---------    --------     --------    ---------     --------     ---------

 Net assets available for
      plan benefits              $ 72,574   $   2,345    $ 20,575     $ 78,300    $  33,798     $168,194     $  99,804
                                 ========   =========    ========     ========    =========     ========     =========

                                                 VANGUARD
                                   VANGUARD  INTERNATIONAL   VANGUARD
                                   PRIMECAP     GROWTH       EXPLORER                 RENT-WAY
            ASSETS                   FUND      PORTFOLIO       FUND      LOAN FUND   STOCK FUND       TOTAL
                                     ----      ---------       ----      ---------   ----------       -----

 Investments:
    Investments, at fair value    $ 592,286   $ 139,100      $39,985                  $645,626     $1,820,013
    Cash equivalents                                                                                   72,574
    Employer contributions
         receivable                                                                     84,318         84,318
    Participant notes
         receivable                                                       $49,463                      49,463
                                  --------    --------       -------      -------     --------     ----------

         Total assets              592,286     139,100        39,985       49,463      729,944      2,026,368
                                  --------    --------       -------      -------     --------     ----------

 Net assets available for
      plan benefits               $592,286    $139,100       $39,985      $49,463     $729,944     $2,026,368
                                  ========    ========       =======      =======     ========     ==========


 The accompanying notes are an integral part of these financial statements.








RENT-WAY, INC. 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION for the year ended December 31, 1997



                                               THE       PUTNAM
                                  PUTNAM     GEORGE   CONVERTIBLE       THE PUTNAM
                                  MONEY      PUTNAM     INCOME-         GROWTH AND      PUTNAM NEW        PUTNAM          PUTNAM
                                  MARKET    FUND OF   GROWTH TRUST        INCOME      OPPORTUNITIES     VOYAGER II     INTERNATIONAL
                                   FUND      BOSTON      FUND              FUND           FUND             FUND         GROWTH FUND
                                  ----       ------      ----              ----           ----             ----        -----------
Additions to net assets
     attributed to:
   Net appreciation
        (depreciation) in fair
          value of assets       $     10   $  7,781  $      894       $  (1,525)     $   36,480       $ 131,473       $   12,724
   Interest                          196         63          52              696          1,515           1,077              524
   Dividends                       4,834      9,946       5,612           48,312         11,000          16,841           13,791
                                --------   --------  ----------       ----------     ----------       ---------       ----------
                                   5,040     17,790       6,558           47,483         48,995         149,391           27,039
Contributions:
   Participants                   29,700     26,352      13,442          143,947        274,768         209,205           77,357
   Employer's
                                --------   --------  ----------       ----------     ----------       ---------       ----------
                                  29,700     26,352      13,442          143,947        274,768         209,205           77,357
                                --------   --------  ----------       ----------     ----------       ---------       ----------
               Total additions    34,740     44,142      20,000          191,430        323,763         358,596          104,396

Deductions:
   Withdrawals                   (24,395)   (13,099)     (9,033)         (41,919)       (37,788)        (89,267)         (27,674)
   Loans                          (2,858)    (8,638)       (726)         (15,349)       (17,963)         (3,089)          (5,901)
                                --------   --------  ----------       ----------     ----------       ---------       ----------
               Total deductions  (27,253)   (21,737)     (9,759)         (57,268)       (55,751)        (92,356)         (33,575)
                                --------   --------  ----------       ----------     ----------       ---------       ----------

Net increase/decrease prior to
   interfund  transfers            7,487     22,405      10,241          134,162        268,012         266,240           70,821
                                --------   --------  ----------       ----------     ----------       ---------       ----------

Transfer between funds            27,673    (22,508)      2,543           75,213         (3,726)          3,643           40,450
                                --------   --------  ----------       ----------     ----------       ---------       ----------
Net increase/decrease             35,160       (103)     12,784          209,375        264,286         269,883          111,271

Net assets available for plan
     benefits, at beginning
     of year (Note 1)             74,919     98,875      33,798          168,194        139,789         592,286          139,100
                                --------   --------  ----------       ----------     ----------       ---------       ----------

Net assets available for plan
     benefits, at end of year   $110,079   $ 98,772  $   46,582       $  377,569     $  404,075       $ 862,169       $  250,371
                                ========   ========  ==========       ==========     ==========       =========       ==========


                                        PUTNAM
                                       HIGH YIELD                     RENT-WAY
                                       TRUST FUND     LOAN FUND      STOCK FUND       TOTAL
                                       ----------     ---------      ----------       -----
Additions to net assets
     attributed to:
   Net appreciation
        (depreciation) in fair
          value of assets                $    413                   $   675,227      $  863,477
   Interest                                    91       $   4,817           603           9,634
   Dividends                                1,262                         1,769         113,367
                                         --------       ---------   -----------      ----------
                                            1,766           4,817       677,599         986,478
Contributions:
   Participants                            34,963           2,713       125,775         938,222
   Employer's                                                           425,487         425,487
                                         --------       ---------   -----------      ----------
                                           34,963           2,713       551,262       1,363,709
                                         --------       ---------   -----------      ----------
               Total additions             36,729           7,530     1,228,861       2,350,187

Deductions:
   Withdrawals                            (2,958)         (17,174)     (168,790)       (432,097)
   Loans                                     (95)                       (14,729)        (69,348)
                                         --------       ---------   -----------      ----------
               Total deductions           (3,053)         (17,174)     (183,519)       (501,445)
                                         --------       ---------   -----------      ----------

Net increase/decrease prior to
     interfund transfers                   33,676          (9,644)    1,045,342       1,848,742
                                         --------       ---------   -----------      ----------

Transfer between funds                      2,327          64,531      (190,146)             --
                                         --------       ---------   -----------      ----------
Net increase/decrease                      36,003          54,887       855,196       1,848,742

Net assets available for plan
     benefits, at beginning
     of year (Note 1)                          --          49,463       729,944       2,026,368
                                         --------       ---------   -----------      ----------


Net assets available for plan
     benefits, at end of year              36,003       $ 104,350   $ 1,585,140      $3,875,110
                                         ========       =========   ===========      ==========


The accompanying notes are an integral part of these financial statements.



RENT-WAY, INC. 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

  1.   DESCRIPTION OF PLAN:

       The following description of the Rent-Way, Inc. 401(k) Retirement Savings Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       GENERAL: The Plan is a defined contribution plan covering all full-time employees of Rent-Way, Inc. (the "Company") who are age eighteen or older, as of December 31, 1996, and age twenty-one or older beginning January 1, 1997. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       CONTRIBUTIONS: Each year, participants may contribute up to fifteen percent of pre-tax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company makes a matching contribution equal to a specified percentage of the participant's contribution (up to a maximum of six percent of a participants' total compensation). Additional amounts may be contributed at the Company's discretion. All employer contributions are invested in the Company's common stock, with the exception that, to avoid the retention of idle funds, such contributions may be invested in cash equivalent securities for periods generally not exceeding thirty days.

       PARTICIPANT ACCOUNTS: Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and, (b) Plan earnings. Allocations are based on participant earnings, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       VESTING: Participants are immediately vested in their contributions plus actual earnings thereon. The Company's matching contributions plus actual earnings thereon vest based on years of continuous service, as defined in the Plan agreement. A participant's employer contributions vest in twenty percent increments per year and are fully vested after five years of credited service.

       CASH EQUIVALENTS: Cash equivalents consist of short-term highly liquid investments, with a three-month or less maturity which are readily convertible into cash.

       CHANGE OF TRUSTEE: At December 31, 1996, the Plan changed trustee, from The Vanguard Group ("Vanguard") to Putnam Fiduciary Trust Company, and custodian responsibilities from Boetger Vargo & Associates to Putnam Investments ("Putnam"). Net assets available for plan benefits at December 31, 1996 in the Vanguard funds have been combined as appropriate and reported as net assets available for plan benefits, at the beginning of the year in the Putnum funds.


RENT-WAY, INC. 401(k) RETIREMENT SAVINGS PLAN

       INVESTMENT OPTIONS: Upon enrollment in the Plan, a participant may direct employee contributions in five percent increments in any of the investment options.

       The following investment options were available until December 31, 1996:

            PRIME PORTFOLIO-- The Prime Portfolio is classified as a Money Market Fund. The objective of the fund is to seek maximum current income that is consistent with preservation of capital and liquidity.

            INTERMEDIATE-TERM BOND -- The Intermediate-Term Bond Portfolio is considered an Income Fund. The fund invests approximately two-thirds of its assets in U.S. Government bonds and the remainder in investment-grade corporate bonds.

            WELLESLEY INCOME FUND -- The Wellesley Income Fund is a Balanced Fund. Approximately sixty percent of the fund's assets are invested in high-quality corporate bonds and U.S. Government securities, and forty percent in high-quality stocks with above-average dividend yields.

            ASSET ALLOCATION FUND -- The Asset Allocation Fund is also classified as a Balanced Fund. The fund seeks to maximize total return, with moderate risk, by actively managing the fund's allocation to common stocks, bonds and cash reserves.

            UTILITIES INCOME PORTFOLIO-- The Utilities Income Portfolio is classified as a Growth and Income Fund. The Utilities Income Portfolio invests 75% of assets in utility company stocks with the remainder in high-quality utility bonds.

            WINDSOR II FUND -- The Windsor II Fund is also classified as a Growth and Income Fund. The Windsor II Fund uses a "value-oriented" strategy, which emphasizes stocks with price per earnings ratios lower than the market and dividends yields higher than the market.

            U.S. GROWTH PORTFOLIO -- The U.S. Growth Portfolio invests in equity securities of high-quality, seasoned U.S. companies. The Portfolio emphasizes companies with exceptional growth records, strong market positions, reasonable financial strength, and low sensitivity to changing economic conditions.

            PRIMECAP FUND -- The PRIMECAP Fund is classified as a Growth Fund. The objective of the fund is to seek long-term growth of capital. The PRIMECAP Fund invests in common stocks of companies selected primarily on the basis of greater-than-average earnings growth potential, strength of industry position, and quality of management.

            INTERNATIONAL GROWTH PORTFOLIO -- The Vanguard International Growth Portfolio is classified as an International Fund. The fund invests in non-U.S. equity securities selected for appreciation potential. The fund tends to be widely diversified in market capitalization and geographically, and may include companies based in countries such as Japan, the United Kingdom, Germany, France, Switzerland, Sweden, etc.


RENT-WAY, INC. 401(k) RETIREMENT SAVINGS PLAN

            EXPLORER FUND -- The Explorer Fund is classified as an Aggressive Growth Fund. The primary objective of the fund is to seek long-term growth. The fund invests in securities of small, unseasoned companies that are deemed to offer favorable prospects for growth.

            RENT-WAY STOCK -- This fund is comprised exclusively of Common Shares, without par value of the Company (Common Shares). Each participant electing to purchase Common Shares through the Stock Fund is permitted to vote such Common Shares in the same manner as any other shareholder and is furnished proxy materials to such effect. If a participant does not vote their proxy, the trustee votes the proxy for the participant's Common Shares. Common Shares purchases under the account are generally purchased on the open market for cash. The price of Common Shares purchased on the open market is priced for each participant's account at an average purchase price of all shares purchased, plus brokerage fees, taxes, commissions and expenses incident to the purchase. No more than 50% of a participant's contributions may be invested in the Stock Fund.

      The following investments were available as of January 1, 1997:

            PUTNAM MONEY MARKET FUND -- Putnam Money Market Fund seeks as high a rate of current income as Putnam Investment Management, Inc. believes is consistent with preservation of capital and maintenance of liquidity. It is designed for investors seeking current income with stability of principal.

            THE GEORGE PUTNAM FUND OF BOSTON -- The George Putnam Fund of Boston seeks to provide a balanced investment composed of a well-diversified portfolio of stocks and bonds, which will produce both capital growth and current income.

            PUTNAM CONVERTIBLE INCOME-GROWTH TRUST FUND -- Putnam Convertible Income-Growth Trust seeks, with equal emphasis, current income and capital appreciation. Its secondary objective is conservation of capital. A particular security selected for the fund's portfolio need not reflect all aspects of the fund's investment objectives.

            THE PUTNAM GROWTH AND INCOME FUND -- The Putnam Growth and Income Fund seeks capital growth and current income. The fund is designed for investors seeking a diversified portfolio offering the opportunity for capital growth while also providing current income.

            PUTNAM NEW OPPORTUNITIES FUND -- Putnam New Opportunities Fund seeks long-term capital appreciation. Current income is only an incidental consideration.

            PUTNAM VOYAGER II FUND -- Putnam Voyager II Fund seeks long-term growth of capital. The fund is designed for investors willing to assume above-average risk in return for above-average capital growth potential.


RENT-WAY, INC. 401(k) RETIREMENT SAVINGS PLAN

1.    DESCRIPTION OF PLAN, CONTINUED:





            PUTNAM INTERNATIONAL GROWTH FUND -- Putnam International Growth Fund seeks capital appreciation. The fund is designed for investors seeking capital appreciation primarily through a diversified portfolio of equity securities of companies located in a country other than the United Stated.

            PUTNAM HIGH YIELD TRUST FUND -- Putnam High Yield Trust is registered under the Investment company Act of 1940, as amended, as a diversified, open-end management investment company. The fund seeks high current income by investing primarily in high-yielding, lower-rated fixed-income securities constituting a portfolio that Putnam Investment Management, Inc. believes does not involve undue risk to income or principal.

            RENT-WAY STOCK -- This fund is comprised exclusively of Common Shares, without par value of the Company (Common Shares). Each participant electing to purchase Common Shares through the Stock Fund is permitted to vote such Common Shares in the same manner as any other shareholder and is furnished proxy materials to such effect. If a participant does not vote their proxy, the trustee votes the proxy for the participant's Common Shares. Common Shares purchases under the account are generally purchased on the open market for cash. The price of Common Shares purchased on the open market is priced for each participant's account at an average purchase price of all shares purchased, plus brokerage fees, taxes, commissions and expenses incident to the purchase. No more than 50% of a participant's contributions may be invested in the Stock Fund.

      PARTICIPANT LOANS: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. Loan terms shall not exceed 5 years except in the case of a loan for the purpose of acquiring any house, apartment, condominium, or in certain circumstances a mobile home. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates range from 6 percent to 10 percent. Principal and interest are paid at least quarterly.

      PAYMENT OF BENEFITS: On termination of service due to death, disability or retirement, a participant or beneficiary receives a lump-sum amount equal to the value of the participant's vested interest in his or her account. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

      FORFEITED ACCOUNTS: At December 31, 1997 and 1996, forfeited nonvested accounts totaled $38,436 and $22,735, respectively. These amounts are used to fund administrative expenses otherwise funded by the Company.


RENT-WAY, INC. 401(k) RETIREMENT SAVINGS PLAN

       PLAN TERMINATION: Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become fully vested in all contributions and related earnings in their accounts.

       ADMINISTRATIVE EXPENSES: Administrative expenses of the Plan are paid by the Company.



  2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

       BASIS OF ACCOUNTING: The financial statements of the Plan are prepared under the accrual basis of accounting.

       USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

       INVESTMENT VALUATION AND INCOME RECOGNITION: The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at the last sales price of the last business day of the year. Participant notes receivable are valued at cost which approximates fair value.

       Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       The Plan presents in the statement of changes in net assets available for plan benefits, the net appreciation (depreciation) in the fair value of its investment which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

       PAYMENT OF BENEFITS:  Benefits are recorded when paid.



  3.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

       There were no differences between net assets available for plan benefits at December 31, 1997 and 1996 or between changes in net assets available for plan benefits for the year ended December 31, 1997 per the financial statements and the respective Form 5500's. In addition, investments at fair value per the financial statements and Form 5500 agree in total. However, minor differences (less than $100) of the amount of investments at fair value within certain individual investment funds exist between the 1997 financial statements and the 1997 Form 5500.


RENT-WAY, INC. 401(k) RETIREMENT SAVINGS PLAN

4.   TAX STATUS:

     Since inception, the Plan has filed for, but not received, a determination from the Internal Revenue Service whether the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operating in compliance with the applicable requirements of the IRC.







RENT-WAY, INC. 401(k) RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES--
SEE FORM 5500, ITEM 27A
Year Ended December 31, 1997

                                                                                                CURRENT
         ISSUE                          DESCRIPTION                           COST               VALUE
 -------------------- ------------------------------------------------   ---------------    --------------
 Putnam Investments   Putnam Money Market Fund*                          $      108,652     $     108,548
                      The George Putnam Fund of Boston*                          92,764            97,304
                      Putnam Convertible Income -Growth Trust Fund*              45,698            45,815
                      The Putnam Growth and Income Fund*                        373,937           366,545
                      Putnam New Opportunities Fund*                            353,835           384,368
                      Putnam Voyager II Fund                                    726,735           848,907
                      Putnam International Growth Fund*                         236,933           243,730
                      Putnam High Yield Trust Fund*                              33,761            34,058
                      Loan Fund                                                N/A                101,637
                      Rent-Way Stock Fund**                                   1,009,500         1,548,346



* These investment options are interests in registered investment companies therefore the securities do not have maturity dates, rates of interest, collateral, par or maturity values.

** The Rent-Way Stock Fund includes sponsoring company common stock therefore maturity dates, rates of interest, collateral, par or maturity values are not applicable.



RENT-WAY, INC. 401(k) RETIREMENT SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS -- SEE FORM 5500, ITEM 27d
Year Ended December 31, 1997

                                                                                                  CURRENT
                                                                                                  VALUE OF
                                                                   EXPENSE                       ASSET ON
                                    PURCHASE   SELLING  LEASE    INCURRED WITH     COST OF       TRANSACTION    NET GAIN
     PARTY         DESCRIPTION       PRICE      PRICE   RENTAL   TRANSACTIONS       ASSET           DATE        OR (LOSS)
 ---------------  ---------------  ----------  ------- --------  -------------   -----------    ------------  ------------
 Rent-Way, Inc.   Rent-Way Stock   $   9.625    N/A      N/A     $               $  107,059    $   107,059     $
 Rent-Way, Inc.   Rent-Way Stock       14.88    N/A      N/A                        164,530        164,530



RENT-WAY, INC. 401(k) RETIREMENT SAVINGS PLAN

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                RENT-WAY, INC. 401(k) RETIREMENT
Date:  July 14, 1998                              SAVINGS PLAN


                                                By: /s/ Jeffrey A. Conway
                                                   -----------------------------
                                                   Jeffrey A. Conway, Trustee

                                INDEX TO EXHIBITS


    Exhibit No.        Name
    -----------        ----
        23             Consent of PricewaterhouseCoopers LLP